July 14, 2011
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:	Response of LogMeIn, Inc. (File No.: 001-34391) to Securities & Exchange Commission Review Letter Dated June 28, 2011
Dear Mr. Gilmore:
This letter is submitted in response to comments contained in a letter dated June 28, 2011 to LogMeIn, Inc. (referred to in the responses below as “LogMeIn” or the “Company”) from Patrick Gilmore of the Staff of the Securities and Exchange Commission regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the quarterly period ended March 31, 2011. The responses are keyed to the numbered comments in the Letter and to the headings used in the Letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 8. Financial Statements and Supplementary Data
Note 2 — Summary of Significant Accounting Policies
Segment Data, page 53
1.	We note the disclosure on page 54 which indicates that it is impracticable to calculate revenue by geography and that aggregate long lived assets located outside the United States do not exceed 10% of total assets. We further note your disclosure on page 10 which indicates that 30% of your sales orders were generated outside of the United States during the year ended December 31, 2010 and that approximately 37% of your long lived assets were located outside of the United States as of December 31, 2010. Please reconcile the apparent inconsistencies between these two disclosures.

Response:

The Company acknowledges the inconsistency noted by the Staff with respect to activity outside the United States. That inconsistency is caused by the fact that while the Company is able to determine the relative amounts of billings/sales
LogMeIn, Inc., 500 Unicorn Park Drive — Woburn, MA 01801
Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com

orders that are generated by geographical location, the Company is unable to track revenue by geography once the billing data is captured in its accounting systems. The Company’s revenues are primarily generated from subscription services, which are recognized on a daily basis over the subscription term and therefore, the amount of sales orders in a given period is not equivalent to total revenue.

Sales orders are defined as the aggregate value of a customer sale commitment of one of the Company’s subscription services or of a perpetually licensed software product. The subscription period of an aggregate customer sale commitment could be for any period of time, but generally is for either one-month or one-year. The Company’s proprietary technology captures sales order information including customer and product information (including contact information, address, product/license type, subscription period) and automatically provisions the customer’s subscription or perpetual license in accordance with the terms of the purchase. The disclosure on page 10 of the Company’s Form 10-K for the fiscal year ended December 31, 2010, which indicates that 30% of sales orders were generated outside of the United States for the year ended December 31, 2010, is calculated utilizing the sales order information described above.

The majority of the Company’s sales orders are credit card transactions. Sales order information related to credit card transactions are grouped and uploaded into the Company’s accounting system for revenue recognition purposes. Given the high volume of credit card sales orders (approximately 65,000 per month), the Company groups these sales orders by product, start date and subscription term prior to upload. Geographical information is not uploaded into the accounting system for credit card sales orders as it is impractical to do so. The Company manually enters invoice sales orders (approximately 750 per month) into its accounting system and includes geographical information.

The Company’s accounting system calculates revenue in accordance with generally accepted accounting principles. Revenue is calculated in the deferred revenue module of the Company’s accounting system which amortizes subscriptions by group over the proper accounting period, on a daily basis, and recognizes perpetual licenses as revenue in the proper period. When the deferred revenue module amortizes or recognizes revenue, the accounting system creates journal entries which post to the general ledger module. However, these journal entries do not contain sufficient geographical information to calculate revenue by geographical location, due to the upload process described above. Accordingly, as disclosed on page 54 of the Form 10-K, the Company does not disclose geographic revenue information because it does not exist in its general purpose financial statements and concludes it is impractical to do so.

The Company respectfully submits to the Staff that the disclosures relating to its long-lived assets held outside of the United States contained on pages 10 and 54
LogMeIn, Inc., 500 Unicorn Park Drive — Woburn, MA 01801
Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com

of the Company’s Form 10-K for the fiscal year ended December 31, 2010 are two different and distinct statements. On page 10, the Company disclosed that 37% of its total long-lived assets are held outside of the United States. As of December 31, 2010, the Company had total long-lived assets of $6.2 million, of which $2.3 million, or 37%, were held outside of the United States. On page 54, the Company separately disclosed that long-lived assets held outside of the United States do not exceed 10% of its total assets. As of December 31, 2010, long-lived assets of $2.3 million held outside of the United States accounted for approximately 1% of the Company’s total assets of $186.7 million. While the Company believes that its long-lived assets held outside of the United States are not significant to a reader of the Company’s Form 10-K for fiscal year ended December 31, 2010, it will add additional disclosure to its footnotes in future Form 10-K filings.
Form 10-Q for the Quarterly Period Ended March 31, 2011
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page 5
2.	We note that you adopted new multiple deliverable revenue recognition guidance during the quarter ended March 31, 2011. However, your policy disclosure on page 6 does not appear to address the principles described in ASC 605-25. Specifically we note that:
•	Arrangement consideration shall be allocated among separate units of accounting based on their relative selling prices. Refer to ASC 605-25-25-2.

•	The determination of standalone selling prices should be based upon a hierarchy beginning with vendor-specific-objective-evidence (VSOE) and then third party evidence (TPE). To the extent that VSOE or TPE is not available, estimated selling price should be used. Refer to ASC 605-25-30-2.
Please provide a more detailed description of your policy and describe how it complies with ASC 605-25. In this regard, please tell us whether you use VSOE, TPE or estimated selling price to determine relative selling price of your deliverables and provide a detailed description of how standalone selling prices are determined.

Response:

The Company acknowledges the Staff’s comments with respect to the impact of adoption of the new revenue guidance related to multiple element arrangements.
LogMeIn, Inc., 500 Unicorn Park Drive — Woburn, MA 01801
Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com

The Company respectfully advises the Staff that, to date, the new guidance has not had an impact on recognition of revenue from its multiple element arrangements.

The Company does not believe that deliverables within its current multi-element arrangements qualify as separate units of accounting to which fees should be allocated based on relative selling prices. The Company’s multi-element arrangements are typically consummated with telecommunication companies and include subscription services and development services. Development services typically consist of customizing the appearance of the Company’s product on the customers’ mobile devices, customizing user interfaces, device porting and integrating the Company’s product functionality into third-party customer support applications. The Company has analyzed these multi-element arrangements and determined that they cannot be separated into different units of accounting because the delivered items, the development services, have no value to the customer on a stand-alone basis for the following reasons:
•	No other vendor could provide these types of development services because they do not have access, or the right to access, the Company’s software code contained in the Company’s data centers or downloaded by customer; and

•	The terms of the Company’s customer agreements prohibit the customer from reselling these development services and the associated subscription to the Company’s service.
Since these arrangements are accounted for as a single unit of accounting, caused by lack of stand-alone value, adoption of the new revenue guidance on multiple element arrangements had no impact on these transactions. As a result, the Company did not consider it necessary to add disclosure regarding the determination of stand-alone selling prices, as such determination would have no effect on its recognized revenue in the first quarter or in the near term and would imply that the Company has more than one unit of accounting in these transactions.

However, the Company will continue to evaluate deliverables under future multi-element arrangements for consideration as separate units of accounting. If the Company does enter into multi-element arrangements where it determines the deliverables have fair value to the customer on a stand-alone basis, the Company will allocate consideration to each element based on their relative selling prices as determined in accordance with the hierarchy set out in ASC 605-25-30-2 and update applicable disclosures accordingly.
LogMeIn, Inc., 500 Unicorn Park Drive — Woburn, MA 01801
Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com

The Company proposes to update the section of its revenue policy that addresses multi-element arrangements in its Form 10-Q for the quarterly period ending June 30, 2011 as follows:
“The Company’s multi-element arrangements typically include multiple deliverables by the Company such as subscription and professional services, typically consisting of development services. The Company has determined that the delivered items within its multi-element arrangements do not have value to the customer on a stand-alone basis as the services are not sold by any other vendor and the customer would not be able to resell such services. As a result, the deliverables within these arrangements do not qualify for treatment as separate units of accounting. Accordingly, the Company accounts for fees received under these multi-element arrangements as a single unit of accounting and recognizes the entire arrangement consideration ratably over the term of the related agreement, commencing when all significant performance obligations have been delivered and when all revenue recognition criteria have been met.”
Note 8 — Commitments and Contingencies
Litigation, page 12
3.	We note that you entered into a license agreement with Gemini IP LLC (Gemini) which granted the company a fully-paid license that covers a patent related to a system for operating an IT helpdesk. Please clarify why the total amount of the licensing fee was expensed in the quarter ended March 31, 2011 and why the expense was classified outside of cost of revenues considering the nature of this patent.

Response:

The license agreement with Gemini was entered into exclusively as a settlement of pending litigation and granted the Company a fully-paid license covering the alleged infringed patents. In connection with this settlement, the Company did not admit any infringement. The Company treated the settlement for the license of Gemini’s technology as an expense versus ascribing value to the license as the license agreement was merely a vehicle to settle the pending litigation claim versus the acquisition of technology for actual use by the Company. To date, the Company has no current or future plans to use any of the technology granted in the license and has never used such technology in the past. For these reasons, the Company expensed the settlement cost in Q1 2011 in accordance with ASC 450-20-25, Contingencies — Loss Contingencies. The Company recorded the costs to Operating Expense rather than Cost of Revenue as the cost does not relate to a
LogMeIn, Inc., 500 Unicorn Park Drive — Woburn, MA 01801
Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com

license that is used in its products or services or to generate revenue, but instead, as a settlement vehicle as described above.

4.	We note your updated disclosure regarding the 01 Communique Laboratory suit. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial) of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Please tell us how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y.

Response:

The disclosure contained in the Company’s Form 10-Q for the quarterly period ended March 31, 2011 was intended to provide a reader of the Company’s Form 10-Q with an update on the events that had occurred relative to the 01 Communique Laboratory (01) suit as of the Company’s filing date. The Company had previously provided disclosures related to this lawsuit, including the fact that the Company did not think that a loss was probable and that the Company was unable to estimate a range of loss in its Form 10-K for the year ended December 31, 2010. On April 1, 2011, the Court granted the Company’s motion for summary judgment of non-infringement and removed the scheduled trial from the Court’s calendar. Based on the Company’s internal analysis and consultations with its external legal counsel, the Company continues to believe that it has not infringed 01’s intellectual property and that a loss is not probable nor is the Company able to estimate any range of loss. The Company will include disclosure in its Form 10-Q for the quarterly period ending June 30, 2011 stating that the Company does not believe a loss is probable and that it is unable to reasonably estimate a reasonably possible loss or range of loss associated with this matter.

The Company will, of course, continue to monitor this matter and if it concludes that it either becomes probable that a liability has been incurred or that it has become possible to develop what it believes to be a reasonable range of possible loss, the Company will modify its disclosures related to this matter as appropriate and in compliance with ASC 450.
In providing its response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in the filings it makes with the Securities and Exchange Commission;
LogMeIn, Inc., 500 Unicorn Park Drive — Woburn, MA 01801
Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any further questions, please feel free to contact Michael J. Donahue, LogMeIn’s General Counsel, at 781-638-9094, James F. Kelliher, LogMeIn’s Chief Financial Officer, at 781-638-9078, or me at 781-638-9059.

Sincerely,
/s/ Michael K. Simon
Michael K. Simon
President and Chief Executive Officer

LogMeIn, Inc., 500 Unicorn Park Drive — Woburn, MA 01801
Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com